AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of January 10, 2021 by and among GameStop Corp. (the “Company”) and the entities and natural persons set forth in the signature pages hereto (collectively, “RC Ventures”) (each of the Company and RC Ventures, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and RC Ventures have engaged in various discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the date hereof, RC Ventures beneficially owns (as defined herein) Class A Common Stock, $0.001 par value per share, of the Company (the “Common Stock”) totaling, in the aggregate, 9,001,000 shares, or approximately 12.9% of the Common Stock issued and outstanding on the date hereof;

WHEREAS, as of the date hereof, the Company and RC Ventures have determined to come to an agreement with respect to the composition of the Company’s board of directors (the “Board”) and certain other matters, as provided in this Agreement; and

WHEREAS, prior to the entry into this Agreement, the Company and the Board’s Nomination and Governance Committee (the “Nominating Committee”) has reviewed the qualifications of and other relevant information regarding each of the New Directors (as defined below) in accordance with the Company’s organizational documents and internal policies and applicable law.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1.	Board Appointments and Related Agreements.

(a)           Board Appointments

(i)              In accordance with the Company’s Third Amended and Restated Certificate of Incorporation (the “Charter”), the Company’s Fifth Amended and Restated By-Laws (the “By-Laws”) and applicable law, the Company agrees that, immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to (A) increase the size of the Board by three (3) directors to a total of thirteen (13) directors and (B) appoint Ryan Cohen, Alain (Alan) Attal and James (Jim) Grube (each a “New Director” and collectively, the “New Directors”) as members of the Board, each with a term expiring at the Company’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”). Effective upon the 2021 Annual Meeting, the size of the Board shall be reduced by four (4) directors to a total of nine (9) directors. The Company agrees that, provided that such director is able and willing to serve on the Board, it will nominate each of the New Directors, Paul Evans, Reginald Fils-Aimé, George Sherman, William Simon, Carrie Teffner and Kurt Wolf (the “2021 Director Slate”) for election at the 2021 Annual Meeting as a director and will recommend, support and solicit proxies for the election of each New Director at the 2021 Annual Meeting in the same manner as it recommends, supports and solicits proxies for the election of the Company’s other director nominees.

(ii)             If any New Director (or any Replacement Director (as defined below)) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director, is removed as a director or for any other reason fails to serve or is not serving as a director at any time prior to the expiration of the Standstill Period (as defined below), and at such time RC Ventures beneficially owns in the aggregate at least the lesser of (x) 4.0% of the Company’s then-outstanding Common Stock and (y) 2,789,878 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments), RC Ventures shall have the ability to recommend a person to be a Replacement Director in accordance with this Section 1(a)(ii) (any such replacement nominee, when appointed to the Board, shall be referred to as a “Replacement Director”). Any Replacement Director must (A) be reasonably acceptable to the Board (such acceptance not to be unreasonably withheld) in accordance with the Board’s internal procedures, the Charter and the By-Laws, (B) qualify as “independent” pursuant to New York Stock Exchange (“NYSE”) listing standards, (C) have a comparable amount of relevant financial and business experience to the director of the Company being replaced, and (D) as a condition to his or her appointment, have provided the Company with all information required pursuant to Section 1(e)(iv). The Nominating Committee shall make its determination and recommendation regarding whether such Replacement Director meets the foregoing criteria within ten (10) business days after (i) such nominee has submitted to the Company the documentation required by Section 1(e)(iv) and (ii) representatives of the Board have conducted customary interview(s) (if requested by the Board or the Nominating Committee) and background checks of such nominee. The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this Section 1(a)(ii) as promptly as practicable. In the event the Nominating Committee does not accept a person recommended by RC Ventures who satisfies the conditions set forth in this Section 1(a)(ii) as the Replacement Director (such acceptance not to be unreasonably withheld), RC Ventures shall have the right to recommend additional substitute person(s) whose appointment shall be subject to the Nominating Committee recommending such person in accordance with the procedures described above. Upon the recommendation of a Replacement Director nominee by the Nominating Committee, the Board shall vote on the appointment of such Replacement Director to the Board no later than five (5) business days after the Nominating Committee’s recommendation of such Replacement Director; provided, however, that if the Board does not appoint such Replacement Director to the Board pursuant to this Section 1(a)(ii), the Parties shall continue to follow the procedures of this Section 1(a)(ii) until a Replacement Director is elected to the Board. Subject to NYSE rules, the Charter, the By-Laws, the charter of the applicable committee of the Board and applicable law, upon a Replacement Director’s appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such Replacement Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal. Subject to NYSE rules, the Charter, the By-Laws, the charter of the applicable committee of the Board and applicable law, until such time as any Replacement Director is appointed to any applicable committee of the Board, one of the other New Directors will serve as an interim member of such applicable committee. Any Replacement Director designated pursuant to this Section 1(a)(ii) replacing a New Director prior to the mailing of the Company’s definitive proxy statement for the 2021 Annual Meeting shall stand for election at the 2021 Annual Meeting together with the other director nominees. As used in this Agreement, the terms “beneficial owner” and “beneficially own” shall have the meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act except that a person will also be deemed to be the beneficial owner of all shares of the Company’s capital stock which such person has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to the exercise of any rights in connection with any securities or any agreement, arrangement or understanding (whether or not in writing), regardless of when such rights may be exercised and whether they are conditional, and all shares of the Company’s capital stock which such person or any of such person’s Affiliates or Associates has or shares the right to vote or dispose.

(iii)            The Parties will issue the joint press release attached hereto as Exhibit A in accordance with Section 5, which, among other things, will announce that the size of the Board will be reduced to nine (9) directors at the 2021 Annual Meeting and that the Company’s slate of director nominees for the 2021 Annual Meeting will be comprised of the 2021 Director Slate. During the period commencing with the date of this Agreement through the expiration of the Standstill Period, the Board and all applicable committees of the Board shall not (A) increase the size of the Board to more than nine (9) directors subsequent to the date of the 2021 Annual Meeting or (B) seek to classify the Board, in each case without the prior written consent of RC Ventures.

(b)           Board Committees. Subject to NYSE rules, the Charter, the By-Laws, the charter of the applicable committee of the Board and applicable laws, the Board and all applicable committees of the Board shall take all actions necessary to ensure that during the Standstill Period, each committee and subcommittee of the Board, including any new committee(s) and subcommittee(s) that may be established, shall include at least one (1) New Director (or a Replacement Director) to be selected by the Board. Without limiting the foregoing, the Board shall give each of the New Directors the same due consideration for membership to any committee of the Board as any other independent director with similar relevant expertise and qualifications.

(c)           Board Compensation and Other Benefits. The Company agrees that the New Directors (or any Replacement Director) shall receive (A) the same benefits of director and officer insurance as all other non-management directors on the Board, (B) the same compensation for his or her service as a director as the compensation received by other non-management directors on the Board, and (C) such other benefits on the same basis as all other non-management directors on the Board; provided, however, that Mr. Cohen hereby waives his right to compensation for his service as a director under clause (B) of this Section 1(c). For the avoidance of doubt, Mr. Cohen shall not accept any compensation for his service as a director of the Company.

(d)           Board Policies and Procedures. Each Party acknowledges that the New Directors (or any Replacement Director), upon appointment to the Board, shall be governed by, and each New Director (or any Replacement Director) shall comply with, all of the same policies, processes, procedures, codes, rules, standards and guidelines applicable to members of the Board.

(e)            Additional Agreements.

(i)              RC Ventures shall comply, and shall cause each of its Affiliates and Associates to comply, with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such Affiliate or Associate. As used in this Agreement, (A) the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall include all persons that at any time during the term of this Agreement become Affiliates or Associates of any person referred to in this Agreement; provided, however, that with respect to RC Ventures, the definition of the term “Affiliate” or “Affiliates” shall not include the Company or any of its Affiliates, and (B) the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(ii)             During the Standstill Period, except as otherwise provided herein, RC Ventures shall not, and shall cause each of its Affiliates and Associates not to, directly or indirectly, (A) nominate or recommend for nomination any person for election at any annual or special meeting of the Company’s stockholders or otherwise seek representation on the Board, (B) submit, participate in or be the proponent of any proposal for consideration at, or bring any other business before, any annual or special meeting of the Company’s stockholders, (C) seek the removal of any member of the Board, or (D) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to any annual or special meeting of the Company’s stockholders. RC Ventures shall not publicly or privately encourage or support any other stockholder or person to take any of the actions described in this Section 1(e)(ii).

(iii)            During the Standstill Period, RC Ventures shall cause all shares of Common Stock beneficially owned, directly or indirectly, by it or by any of its Affiliates or Associates, or any other securities of the Company for which RC Ventures or any of its Affiliates or Associates has the right to vote, directly or indirectly, to be present in person or by proxy for quorum purposes and to be voted at any meeting of stockholders or at any adjournments or postponements thereof, and to consent in connection with any action by consent in lieu of a meeting, in favor of all directors nominated by the Board for election and otherwise in accordance with the recommendations of the Board; provided, however, that in the event that both Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) recommend otherwise with respect to any proposals (other than the election of directors), RC Ventures shall be permitted to vote in accordance with the ISS and Glass Lewis recommendations; provided, further, that RC Ventures shall be permitted to vote in its sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Company or other business combination involving the Company requiring a vote of stockholders of the Company.

(iv)            RC Ventures acknowledges that, prior to the date of this Agreement, each New Director, and prior to any appointment, each Replacement Director, is required to submit to the Company a fully completed and executed copy of the Company’s standard director & officer questionnaire and other reasonable and customary director onboarding documentation applicable to directors of the Company (including (A) an agreement to comply with all current policies, procedures, codes, rules, standards, guidelines and confidentiality obligations applicable to all of the Company’s directors (or any applicable subset thereof), (B) providing any information regarding himself or herself that is required to be disclosed for candidates for directors and directors in a proxy statement under the federal securities laws of the United States of America and/or applicable NYSE rules and regulations, and (C) providing such other customary information as reasonably requested by the Company).

(v)             The Company agrees that the Board and all applicable committees of the Board shall take all actions reasonably necessary, effective no later than immediately following the execution of this Agreement, to determine, in connection with their initial appointment as a director and nomination by the Company at the 2021 Annual Meeting, that each of the New Directors is deemed to be (A) a member of the “Incumbent Board” or “Continuing Director” (as such term may be defined in the definition of “Change in Control,” “Change of Control” (or any similar term) under the Company’s incentive plans, options plans, equity plans, deferred compensation plans, employment agreements, severance plans, retention plans, loan agreements, or indentures, or any other related plans or agreements that refer to any such plan, policy or agreement’s definition of “Change in Control” or any similar term) and (B) a member of the Board as of the beginning of any applicable measurement period for the purposes of the definition of “Change in Control” or any similar term under the Company’s incentive plans, options plans, equity plans, deferred compensation plans, employment agreements, severance plans, retention plans, loan agreements, or indentures.

(f)           Acknowledgement. RC Ventures acknowledges that it and its Affiliates and Associates are aware that the United States securities laws may prohibit any person who has received from an issuer material, nonpublic information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

2.	Standstill Provisions.

(a)           RC Ventures agrees that, from the date of this Agreement until the earlier of (x) the date that is thirty (30) calendar days prior to the deadline for the submission of director nominations by stockholders for the Company’s 2022 annual meeting of stockholders pursuant to the By-Laws or (y) the date that is one hundred twenty (120) calendar days prior to the first anniversary of the 2021 Annual Meeting (the “Standstill Period”), RC Ventures shall not, and shall cause each of its Affiliates and Associates not to, in each case directly or indirectly, in any manner:

(i)               acquire, seek or propose (publicly or otherwise) or agree to acquire, beneficial ownership, directly or indirectly and acting alone or in concert, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a partnership, limited partnership, syndicate or other group, or through swap or hedging transactions or otherwise, any securities of the Company or any rights decoupled from the underlying securities of the Company that would result in RC Ventures (together with its Affiliates and Associates) owning, controlling or otherwise having any beneficial ownership interest in or aggregate economic exposure of more than 19.9% of the outstanding shares of Common Stock; provided, however, that RC Ventures agrees that, immediately upon RC Ventures (together with its Affiliates and Associates) acquiring beneficial ownership, or becoming the beneficial owner, of 20.0% or more of the outstanding shares of Common Stock without prior Board approval, (A) RC Ventures (together with its Affiliates and Associates, as applicable) shall be considered an “interested stockholder” of the Company as defined in Delaware General Corporation Law § 203 (“DGCL 203”) (but, for this purpose, replacing 15% in such definition with 20.0%) as if the 203 Approval referred to in Section 3 had not been granted and (B) the Company shall be subject to the restrictions on any business combination (as defined in DGCL 203) with RC Ventures (together with its Affiliates and Associates, as applicable) as an “interested stockholder” enumerated in DGCL 203 for a period of three years following such time RC Ventures (together with its Affiliates and Associates) came to beneficially own 20.0% or more of the outstanding shares of Common Stock;

(ii)             make, engage in or in any way participate in any solicitation of proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents to vote (including, without limitation, any solicitation of consents that seeks to call a special meeting of stockholders), or seek to advise, encourage or influence any person with respect to the voting of any securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities for the election of individuals to the Board or to approve stockholder proposals, or become a “participant” in any contested “solicitation” for the election of directors with respect to the Company, in each case, with respect to securities of the Company;

(iii)            form, join, or in any way knowingly participate or enter into any discussions or negotiations with any person not a party to this Agreement to participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the shares of the Common Stock (other than a “group” that includes all or some of the members of RC Ventures, but does not include any other persons that are not members of RC Ventures as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of RC Ventures to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement;

(iv)            agree, attempt, seek or propose to deposit any shares of Common Stock in any voting trust or similar arrangement or subject any shares of Common Stock to any arrangement or agreement with respect to the voting of any shares of Common Stock (including by granting any proxy, consent or other authority to vote), other than any such voting trust, arrangement or agreement solely among the members of RC Ventures and otherwise in accordance with this Agreement;

(v)             seek or submit, or knowingly encourage any person to seek or submit, nomination(s) in furtherance of a “contested solicitation” for the appointment, election or removal of directors with respect to the Company or seek, or knowingly encourage or take any other action with respect to the appointment, election or removal of any directors (except as specifically permitted in Section 1), in each case in opposition to the recommendation of the Board; provided, however, that nothing in this Agreement shall prevent RC Ventures or its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2022 Annual Meeting so long as such actions do not create a public disclosure obligation for RC Ventures or the Company and are undertaken on a confidential basis;

(vi)            (A) make any proposal for consideration by stockholders at any annual or special meeting of stockholders of the Company, (B) make any offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, business combination or other extraordinary transaction involving the Company, (C) solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, other business combination or other extraordinary transaction involving the Company, or encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, business combination or other extraordinary transaction with respect to the Company by such third party or (E) call, seek or request (publicly or otherwise) a special meeting of stockholders;

(vii)           seek, alone or in concert with others, representation on the Board, except as specifically permitted in Section 1;

(viii)          advise, knowingly encourage, knowingly support or knowingly influence any person with respect to the voting or disposition of any securities of the Company at any annual or special meeting of stockholders with respect to the appointment, election or removal of director(s), except in accordance with Section 1;

(ix)             make a request for any stockholder list or other Company books and records; or

(x)              enter into any discussions, negotiations, understandings or agreements (whether written or oral) with respect to any action that RC Ventures is prohibited from taking under this Section 2 or knowingly encourage any third person to take any action that RC Ventures is prohibited from taking under this Section 2;

(xi)             make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company or the Board that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b)           Except as expressly provided in Section 1 or Section 2(a), RC Ventures shall be entitled to (i) vote any shares of Common Stock that it beneficially owns as RC Ventures determines in its sole discretion and (ii) disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company, any stockholder proposal or other matter to be voted on by the stockholders of the Company and the reasons therefor.

(c)           Notwithstanding anything in Section 2(a) or elsewhere in this Agreement, nothing in this Agreement shall prohibit or restrict RC Ventures from (i) communicating privately with the Board or any of the Company’s officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, (ii) communicating with stockholders of the Company and others in a manner that does not otherwise violate and is not inconsistent with Section 1(e)(ii), Section 2(a) or Section 12, or (iii) taking any action necessary (upon the advice of outside legal counsel) to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has jurisdiction over RC Ventures (provided, that, to the extent practicable, RC Ventures will provide the Company with notice of any such requirement to the extent RC Ventures believes, upon the advice of outside legal counsel, RC Ventures is required to take any action inconsistent with this Agreement pursuant to clause (iii) of this Section 2(c) prior to taking any such action).

(d)           Nothing in Section 2 or elsewhere in this Agreement shall be deemed to limit the exercise in good faith by any New Director (or a Replacement Director) of such person’s fiduciary duties solely in such person’s capacity as a director of the Company.

3.	Representations and Warranties of the Company.

The Company represents and warrants to RC Ventures that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, and assuming due execution by RC Ventures, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or material agreement to which the Company is a party or by which it is bound and (d) the Board has duly approved the acquisition by RC Ventures, whether in a single transaction or multiple transactions from time to time, of additional shares of Common Stock to the extent such acquisitions would result in RC Ventures (together with its Affiliates and Associates) having beneficial ownership of less than 20.0% of the outstanding shares of Common Stock (the “203 Approval”).

4.	Representations and Warranties of RC Ventures.

RC Ventures represents and warrants to the Company that (a) the authorized signatory of RC Ventures set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind RC Ventures thereto, (b) this Agreement has been duly authorized, executed and delivered by RC Ventures, and assuming due execution by the Company, is a valid and binding obligation of RC Ventures, enforceable against RC Ventures in accordance with its terms except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of RC Ventures as currently in effect, (d) the execution, delivery and performance of this Agreement by RC Ventures does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to RC Ventures, or (ii)

result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (e) as of the date of this Agreement, RC Ventures beneficially owns 9,001,000 shares of Common Stock, (f) as of the date hereof, and except as set forth in clause (e) above, RC Ventures does not currently have, and does not currently have any right to acquire, any interest in any securities or assets of the Company or its Affiliates (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or assets or any obligations measured by the price or value of any securities of the Company or any of its Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of shares of Common Stock or any other securities of the Company, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of shares of Common Stock or any other class or series of the Company’s stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement). RC Ventures agrees during the Standstill Period to update and advise the Company of its beneficial ownership of Common Stock as of such date as any New Director ceases to be a director, as promptly as practicable after such date.

5.	Press Release.

Promptly following the execution of this Agreement, the Company and RC Ventures shall jointly issue a mutually agreeable press release (the “Press Release”) announcing certain terms of this Agreement in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor RC Ventures shall issue any press release or make public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party. During the Standstill Period, neither the Company nor RC Ventures shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement.

6.	Specific Performance.

Each of RC Ventures, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party may occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury may not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that RC Ventures, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to seek specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.

7.	Expenses.

Each Party shall be responsible for its own fees, costs and expenses in connection with the negotiation, execution and implementation of this Agreement and the transactions contemplated hereby, and neither Party shall seek reimbursement from the other for any such fees, costs or expenses.

8.	Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9.	Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (c) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses for such communications shall be:

If to the Company:

GameStop Corp.

625 Westport Parkway

Grapevine, Texas 76051

Attention: Dan Reed
E-mail: DanReed@gamestop.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Frank Aquila

Email: aquilaf@sullcrom.com

If to RC Ventures:

RC Ventures LLC

P.O. Box 25250, PMB 30427

Miami, Florida 33102

Attention: Ryan Cohen

Email: gme@rcventures.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention: Ryan Nebel
Email: rnebel@olshanlaw.com

10.	Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction. Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. FURTHERMORE, EACH OF THE COMPANY AND RC VENTURES (A) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY AND (B) AGREES TO WAIVE ANY BONDING REQUIREMENT UNDER ANY APPLICABLE LAW, IN THE CASE ANY OTHER PARTY SEEKS TO ENFORCE THE TERMS BY WAY OF EQUITABLE RELIEF.

11.	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

12.	Mutual Non-Disparagement.

Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, Affiliates, officers, key employees or directors shall have breached this Section 12, neither it nor any of its respective agents, subsidiaries, Affiliates, successors, assigns, officers, key employees or directors shall in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander the other Party or such other Party’s subsidiaries, Affiliates, current or former officers, current or former directors, current or former employees, agents or other representatives or any of their businesses, products or services.

13.	No Litigation.

Each Party agrees that, during the Standstill Period, it shall not institute, solicit, join or assist in any lawsuit, claim or proceeding before any court or government agency (each, a “Legal Proceeding”) against the other Party, any Affiliate of the other Party or any of their respective current or former directors or officers, except for (a) any Legal Proceeding initiated primarily to remedy a breach of or to enforce this Agreement and (b) counterclaims with respect to any proceeding initiated by, or on behalf of one Party or its Affiliates against the other Party or its Affiliates; provided, however, that the foregoing shall not prevent any Party or any of its representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (each, a “Legal Requirement”) in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, on behalf of or at the suggestion of such Party; provided, further, that in the event any Party or any of its representatives receives such Legal Requirement, such Party shall give prompt written notice of such Legal Requirement to the other Party (except where such notice would be legally prohibited or not practicable). Each Party represents and warrants that neither it nor any assignee has filed any lawsuit against the other Party.

14.	Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Term.

This Agreement contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and RC Ventures. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the Parties and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to RC Ventures, the prior written consent of the Company, and with respect to the Company, the prior written consent of RC Ventures. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons. Unless otherwise mutually agreed in writing by each Party, this Agreement shall terminate at the end of the Standstill Period. Notwithstanding the foregoing, the proviso in Section 2(a)(i) and the provisions of Section 6 through Section 11 and this Section 14 shall survive the termination of this Agreement. No termination of this Agreement shall relieve any Party from liability for any breach of this Agreement prior to such termination.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

gamestop corp.

By:	/s/ Dan L. Reed
	Name:	Dan L. Reed
	Title:	SVP, General Counsel and Corporate Secretary

[Signature Page to Agreement]

RC VENTURES LLC

By:	/s/ Ryan Cohen
	Name:	Ryan Cohen
	Title:	Manager

/s/ Ryan Cohen
RYAN COHEN

[Signature Page to Agreement]

Exhibit A

Press Release

GameStop Announces Additional Board Refreshment to Accelerate Transformation

Aligns with Ryan Cohen of RC Ventures on the Immediate Appointment of Three New Directors with Significant E-Commerce and Technology Experience

Confirms the Board’s Commitment to Supporting GameStop’s Pursuit of Growth
and Market Leadership

GRAPEVINE, Texas, Jan. 11, 2021 -- GameStop Corp. (NYSE: GME) (“GameStop” or the “Company”) today announced that it has entered into an agreement with RC Ventures LLC (“RC Ventures”) that will advance the refreshment of the Company’s Board of Directors (the “Board”). RC Ventures, which is one of the Company’s largest stockholders, is managed by Ryan Cohen. The agreement provides for the immediate appointment of three new directors – Alan Attal, Ryan Cohen and Jim Grube – who will also stand for election on GameStop’s nine-member slate at the Company’s 2021 Annual Meeting of Stockholders (the “Annual Meeting”), which is expected to take place in June 2021.

The three new directors collectively bring deep expertise in e-commerce, online marketing, finance and strategic planning to GameStop. These skillsets will support the Company’s continued focus on optimizing core operations and creating a powerful and exciting ecosystem for games and entertainment.

Effective immediately and through the Annual Meeting, GameStop’s Board of Directors will expand from 10 members to 13 members. Lizabeth Dunn, Raul Fernandez, James K. Symancyk and Kathy Vrabeck have each informed the Board that they do not intend to stand for reelection at the Annual Meeting. As such, the Board will be reduced to nine members following the Annual Meeting.

The Company’s anticipated slate of director nominees for the Annual Meeting includes the following nine individuals: Alan Attal, Ryan Cohen, Paul Evans, Reginald Fils-Aimé, Jim Grube, George Sherman, William Simon, Carrie Teffner, and Kurt Wolf.

Ms. Vrabeck, Chair of the Board, commented: “We are pleased to welcome Ryan, Alan and Jim to the Board and look forward to working with them to pursue long-term value creation. Their substantial e-commerce and technology expertise will help us accelerate our transformation plans and fully capture the significant growth opportunities ahead for GameStop.”

Mr. Cohen said, “We are excited to bring our customer-obsessed mindset and technology experience to GameStop and its strategic assets. We believe the Company can enhance stockholder value by expanding the ways in which it delights customers and by becoming the ultimate destination for gamers. Alan, Jim and I are committed to working alongside our fellow directors and the management team to continue to transform GameStop. In addition, we intend to bring additional ownership perspectives to the boardroom.”

George Sherman, GameStop's Chief Executive Officer said, “We appreciate the constructive dialogue we have had with Ryan over the past several months. Together, we have reached an outcome that is in the best interest of all stockholders and can enable GameStop to accelerate efforts to deliver enhanced value for the Company. GameStop is in a solid market position, with substantial room to run. We are leveraging our omni-channel capabilities, increasing our e-commerce sales and demonstrating our unique ability to serve our customers, wherever, whenever and however they choose to shop and experience gaming. In addition, we have delivered strong progress optimizing our business through a purposeful focus on efficiently managing our expenses, stores and inventory. We are confident that GameStop will continue to accelerate its progress and transformation in the quarters to come.”

GameStop’s agreement with RC Ventures includes customary standstill and voting provisions. The agreement will be filed on a Form 8-K with the Securities and Exchange Commission.

New Director Biographies

·	Alan Attal is a successful e-commerce executive and entrepreneur with more than two decades of experience building and managing businesses. From 2017 through 2018, Mr. Attal served as the Chief Marketing Officer of Chewy Inc. and oversaw an annual acquisition budget of more than $300 million, which was allocated to broadcast, direct mail and digital advertising and engagement initiatives. From 2011 through early 2017, he served as the company’s Chief Operating Officer and oversaw its expansion from three people to more than 10,000 employees and $3 billion in revenues.

·	Ryan Cohen is the manager of RC Ventures and a sizable stockholder of GameStop Corp. Mr. Cohen previously founded and served as the Chief Executive Officer of Chewy Inc. (NYSE: CHWY), where he oversaw the company’s growth and ascension to market leadership in the pet industry. Mr. Cohen led the company through its successful sale to PetSmart Inc. for more than $3.3 billion prior to stepping down in 2018. The company is now listed on the New York Stock Exchange with an equity market capitalization of approximately $40 billion. Mr. Cohen has extensive experience in retail, technology and e-commerce.

·	Jim Grube is a successful business and finance executive with more than two decades of corporate experience. He was most recently the Chief Financial Officer of Vacasa, North America's leading vacation rental management company. He previously served as the Chief Financial Officer of Chewy, Inc. from 2015 through 2018. He was formerly the Senior Vice President of Finance at Hilton (NYSE: HLT) from 2009 through 2015 and a Director of Finance at Amazon (NASDAQ: AMZN) from 2007 through 2009. He began his career working at other leading companies across the technology and transportation sectors.

About GameStop

GameStop Corp., a Fortune 500 company headquartered in Grapevine, Texas, is a digital-first omni-channel retailer, offering games and entertainment products in its over 5,000 stores and comprehensive e-commerce properties across 10 countries. GameStop, through its family of brands offers the best selection of new and preowned video gaming consoles, accessories and video game titles, in both physical and digital formats. GameStop also offers fans a wide variety of POP! vinyl figures, collectibles, board games and more. Through GameStop’s unique buy-sell-trade program, gamers can trade in video game consoles, games, and accessories, as well as consumer electronics for cash or in-store credit. The Company's consumer product network also includes www.gamestop.com and Game Informer® magazine, the world's leading print and digital video game publication.

General information about GameStop Corp. can be obtained at the Company’s corporate website. Follow @GameStop and @GameStopCorp on Twitter and find GameStop on Facebook at www.facebook.com/GameStop.

About RC Ventures

RC Ventures LLC is a private investment entity founded and managed by Ryan Cohen.

Contacts

For investors:

GameStop Corp. Investor Relations

(817) 424-2001

investorrelations@gamestop.com

For media:

Lex Suvanto, Lex.suvanto@edelman.com

Patrick Ryan: Patrick.ryan@edelman.com

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